UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

BIOTIE THERAPIES OYJ

(Name of Issuer)

Ordinary shares, no nominal value (“Ordinary Shares”)

(Title of Class of Securities)

FI0009011571 (Ordinary Shares)

(CUSIP Number of Class of Securities)

Jane Wasman

President, International, General Counsel and Corporate Secretary

Acorda Therapeutics, Inc.

420 Saw Mill River Road

Ardsley, NY 10502

(914) 347-4300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Daniel Wolf, P.C.

Kirkland & Ellis LLP

601 Lexington Ave

New York, NY 10022

(212) 446-4884

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. FI0009011571

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ACORDA THERAPEUTICS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,197,219,817
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,197,219,817
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,197,219,817
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

“According to the final results of the Subsequent Offer Period, 38,419,864 Shares and 58,121 ADSs were tendered during the Subsequent Offer Period.

The Offeror has accepted all the Shares and ADSs validly tendered during the Subsequent Offer Period. The offer consideration has been or will be paid to those holders of Shares and ADSs who validly accepted during the Subsequent Offer Period in accordance with in the terms and conditions of the Tender Offer.

Acorda paid an aggregate of $366,787,310.12 to holders of Equity Interests acquired pursuant to the Tender Offer and the Subsequent Offer Period.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b) As of May 2, 2016, Acorda was the direct record owner of and may be deemed to have shared voting and dispositive power with respect to, 1,197,219,817 Shares, representing approximately 97.4% of the issued and outstanding Shares.

(c) Other than as described in Item 4 of this Schedule 13D, neither Acorda nor any executive officer or director named on Schedule A attached hereto has effected any transaction in the Equity Interests during the past 60 days.

(d) Except as set forth in this Schedule 13D, Acorda does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by the Schedule 13D.

(e) Not applicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACORDA THERAPEUTICS, INC.

By:	/s/ Michael Rogers
Name:	Michael Rogers
Title:	CFO
Date:	May 3, 2016